American Bonanza Provides Copperstone Gold Mine Progress for March 2013

May 1, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") is pleased to announce progress at the 100% owned Copperstone gold mine in Arizona during March 2013. March saw a continuation of the ramp-up to design with an emphasis on mine planning, re-building the stock pile (after the impact of January’s influenza outbreak), and mill recovery.

March’s Focus
The focus in March continued to be on underground development, and ramp-up to sustainable production and grade from the operation. Further changes to the mine and development plan commenced with the goal of ensuring sustainability in the months to come.

These changes included a new approach to the development mining of ore zones. New development headings are now being mined parallel to and near the ore zone, instead of the past practice of approaching ore zones by development mining along strike into each ore zone. Upon completion of the development drift, the ore zones will then be accessed by short crosscuts into and across the middle of the ore zones. This allows for significantly shorter access into the ore zones, more ore mining areas because ore production will reach both directions along strike from the access crosscut, shorter backfilling requirements, and less mining of material with low grades at the strike extremities of the ore zones.

Most future mining will be developed in this manner, and plans are prepared for long hole stoping in several areas, which should reduce costs and increase productivity further.

Production Summary (see below for detailed breakdown of figures)

Development Mining	Oct	Nov	Dec	Jan	Feb	March
Zones	3	5	5	< 4	7	6
Development mined	153 t/d	337 t/d	302 t/d	146 t/d	253 t/d	167 t/d
Ore Mining
Total rock mined	291 t/d	605 t/d	612 t/d	463 t/d	562 t/d	474 t/d
Ore mined	139 t/d	269 t/d	310 t/d	317 t/d	308 t/d	347 t/d
Rounds per day mined	> 2.5	5	5	5	4.3	5.2
Ore Processing
Ore processed	360 t/d	351 t/d	334 t/d	322 t/d	315 t/d	333 t/d
Mill recovery	72%	72%	68%	82%	86%	80%
Concentrates
Gravity concentrate	42 Oz/t	25 Oz/t	48 Oz/t	15 Oz/ t	47 Oz/t	34 Oz/t
Flotation concentrate	17 Oz/t	13 Oz/t	69 Oz/t	23 Oz/t	30 Oz/t	18 Oz/t
Gold shipped	902 Oz	650 Oz	1,118 Oz	520 Oz	878 Oz	670 Oz

Ore Mining

  Total ore mined for March improved to 347 tons per day, producing 2,134 more tons than February’s figures as a result of sustained productivity from the backfill program.
  746 feet of ore was mined, which is 46% more than February, with the mine performing at an average of 5.2 rounds of mining progress per day.
  Ore grades reduced from 0.0101 to 0.0734 in March. This is a consequence of mining areas in the periphery of the deposit, to set-up the ore zones for future mining, and the need to make-up mill feed by using incremental low grade material to keep the mill running.
  Active headings were down from February’s number of 7 to the target 6 in March. This was due to the focus on backfilling in order to set-up a more sustainable ore zone cycle of ore production and backfilling.
  The geology, engineering teams and mine management have been focused for the past several months on mine planning. The goal is to ensure a consistent improvement in the head grades fed to the mill through extensive face mapping, sampling, scout drilling and mine planning.
  Short term planning and forecasting has been put in place to prioritize development and mining cycle activities to sustain and ultimately increase production and productivity.
  Work continued on improving the block model to better identify near and long term ore targets.

Development Mining
During March, development was mined in areas that are required for sustainability. A new plan was implemented by the end of March that will focus on developing a loop from the 810 area to the 730 mine area. The 810 to 730 ramp provides the necessary ventilation loop to target and access potential reserves around and adjacent to this ramp. At least two new ore zones will be accessed from this ramp. This ramp will be run near and along strike with the ore body, in the hanging wall, and will allow for multiple ore access points at different levels. This should significantly improve backfill requirements.

Ore Processing
Mill recovery during March averaged 80% as a direct result of the reduced grades. The recovery will continue to improve as the grade comes up and is sent to the mill on a more consistent basis.

Concentrates
670 ounces of gold were shipped during March as a result of the change in grade. However in the first ten days of April, over 450 oz were shipped. The increase is a result of the change of focus on planning.

Mr. Brian Kirwin, President & CEO, commented:

"We are starting to see the results from our change in the mining plans and the focus on sustainable production. The addition of our new Mine Manager, Senior Geologist and Controller has reinforced our senior team, and their expertise and positive contributions to the project have been welcomed by all at Copperstone. We will continue to see some irregularities in grade and product through April as we implement our sustainability goals but are committed to catching up on development as quickly as possible and declare commercial production.”

Mine and mill performance for the month of April will be announced towards the end of May.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin, President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.